NOTIFICATION OF LATE FILING FOR SEPTEMBER 28, 2002



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number  0-27482
(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:   September 28, 2002
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant       XeTel Corporation
                            --------------------------------------------------
    Former name if applicable
                              ------------------------------------------------

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


    Address of principal executive office (Street and number)
                                                              ----------------
    2105 Gracy Farms Lane
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    City, state and zip code    Austin, Texas 78758
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                                     PART II
                             RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
    |       will be filed on or before the 15th calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |       before the fifth calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On November 11, 2002, XeTel Corporation (the "Company") filed a No-Action Request Pursuant to Staff Legal Bulletin No. 2 dated April 15, 1997, requesting that the Commission not recommend enforcement action if the Company follows the modified reporting procedures set forth therein in lieu of filing regular periodic reports specified under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (the "No-Action Request").

    The No-Action Request was prompted by the Company's filing for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Texas, Austin Division (the "Bankruptcy Court"), Case Number 02-14222 (the "Bankruptcy Filing"). The Bankruptcy Filing was reported in the Company's Current Report on Form 8-K filed on November 1, 2002.

    In the No-Action Request, the Company detailed its proposal to file with the Commission, under cover of Form 8-K, copies of the monthly operating reports that are required to be filed with U.S. Trustee and the Bankruptcy Court in lieu of continuing to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q under Section 13(a) of the Exchange Act. These reports will be filed with the Commission within 15 days of the date filed with the U.S. Trustee and the Bankruptcy Court.

    In the No-Action Request, the Company stated, "compliance with the periodic reporting requirements of the Exchange Act would cause the Company significant hardship and unreasonable burden in terms of expense and effort on the part of the Company and its remaining management. Since the Bankruptcy Filing, the efforts of the Company have been occupied by addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for non-ordinary course activities, negotiating with its major creditor constituencies and on-going efforts to sell the Company's remaining assets. All of these activities have increased the duties and responsibilities on the Company's remaining employees as the Company has been reducing its headcount to conserve cash. During the pendency of the Chapter 11 proceeding, it will be necessary to devote substantially all of the Company's limited resources to such proceeding and matters related to the sale of the Company's assets. In addition, satisfying such reporting requirements would cause the Company to incur substantial additional legal and accounting fees as well as additional charges for support services, which the Company does not have the financial wherewithal to pay. The Company has significantly reduced its operations in an effort to conserve its assets and maximize the liquidation value for the benefit of the Company's creditors."


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Angelo DeCaro, Jr. - President and CEO         512               435-1100
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     (Name)                                (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As more fully described in the Company's Current Report on Form 8-K filed on November 1, 2002, the Company's operations have been significantly curtailed and the Company is currently operating its business in a limited capacity to continue to perform on customer contracts that are to be sold to Celestica Acquisition Corp., which sale is subject to Bankruptcy Court approval and other conditions. Regardless of whether the sale is consummated, the Company has no intention of resuming operations and plans to conduct an orderly liquidation under Chapter 11 of the Bankruptcy Code. The Company also disclosed in the Form

8-K that it does not believe that the holders of its common stock will retain or recover any equity or other value as a result, or upon the conclusion, of the bankruptcy proceeding.

     As presented below, the results of operations for the fiscal quarter ended September 28, 2002 represent a significant change compared to the results of operations for the fiscal quarter ended September 29, 2001. Furthermore, the financial information presented below for the fiscal quarter ended September 28, 2002 has not been prepared on a liquidation basis in accordance with generally accepted accounting principles. Preparation of the financial information on a liquidation basis of accounting would result in material adjustments to the results of operation for the fiscal quarter ended September 28, 2002. Consequently, no representation is made regarding the sufficiency of the financial information and the Company cautions readers to consider the potential insufficiency of the financial information presented below.


                                              Fiscal Quarter Ended
                                   -------------------------------------------

                                      9/28/02               9/29/01
                                   -------------------------------------------

               Revenue             $ 6,782,000           $ 16,070,000

               Net loss            $(9,881,000)          $ (5,696,000)



                                XeTel Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 12, 2002         By:  /s/ Angelo DeCaro, Jr.
      ------------------------     ---------------------------------------------
                                   Angelo Decaro, Jr.
                                   President and Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.